Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2008

Mr. Herbert A. Fritch
Chairman of the Board of Directors, President, and Chief Executive Officer
HealthSpring, Inc.
9009 Carothers Parkway, Suite 501
Franklin, TN 37067

Re: HealthSpring, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-32739

Dear Mr. Fritch:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Medical Expense and medical Claims Liability, page 52

1. Please revise your discussion on page 54 to identify the factors that contributed to the change in estimates. Where practicable, disclose the number of claims incurred, average settlement amounts, number of claims outstanding, and average duration of time outstanding. Ensure your disclosure clarifies the timing of the

change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

<u>Premium Revenue Recognition, page 55</u>

2. Please revise your discussion to include the following information relating to your estimate of risk adjustment settlement:

    a. Clarify why you were unable to reasonably estimate any risk adjustment settlements prior to 2007;
    b. The amount of the estimate as of the periods presented;
    c. A description and quantification, whenever practicable, of significant assumptions utilized; and,
    d. The expected effect of the reasonably likely changes in the assumptions.

    If the estimate is materially adjusted in the subsequent period, you should also provide a discussion of the factors contributing to the adjustment, as well as how these factors affected your assumption in making the future estimates. Accordingly, provide a discussion for the adjustment that was made during the six months ended June 30, 2008.

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>
<u>(2) Acquisition of Leon Medical Centers Health Plans, page 73</u>

3. Please revise your disclosure to describe the factors that contributed to a purchase price that resulted in recognition of goodwill as required by paragraph 51(b) of SFAS 141.

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Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant